September 14, 2016

VIA EDGAR CORRESPONDENCE

Ms. Laura Nicholson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	OSG International, Inc.

Registration Statement on Form 10-12B

Filed July 15, 2016

File No. 001-37836

Dear Ms. Nicholson:

On behalf of OSG International, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 11, 2016 (the “Comment Letter”) and the oral comment provided on August 11, 2016 by Sonia Bednarowski of the Staff to Jeffrey D. Karpf of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company (the “Oral Comment” and, together with the Comment Letter, the “Comments”), with respect to the above-referenced Registration Statement on Form 10-12B filed on July 15, 2016 (the “Registration Statement”).

The Company has filed with the Commission today a pre-effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter, via EDGAR. Amendment No. 1 and the Information Statement included as Exhibit 99.1 thereto (the “Information Statement”) reflect the changes made in response to the Comments and other changes that are intended to update and clarify the information contained therein. A marked copy of Amendment No. 1, which shows changes from the Registration Statement as filed on July 15, 2016, is being submitted supplementally for the convenience of the Staff.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 2

The numbered responses that follow relate to the comments set forth in the Comment Letter and the Oral Comment, which are reproduced in bold below. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1 to the Information Statement, as applicable. The responses and information described below are based upon information provided to us by the Company. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in Amendment No. 1.

Form 10-12B

General

Oral Comment: Please explain whether the Company believes it is an “emerging growth company,” and if so, disclose that in the next filing.

The Company respectfully advises the Staff that although it would qualify as an “emerging growth company” (“EGC”), as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), at this time the Company does not intend to file the Registration Statement as an EGC or take advantage of the exemptions available to an EGC. As such, the Company did not include any EGC-related disclosure in Amendment No. 1.

1.	We note that it does not appear that you intend to register the spin-off under the Securities Act. We also note that the spin-off includes a distribution of shares of OIN to holders of OSG Class A warrants. Please provide us with your analysis regarding whether the spin-off constitutes a “sale” for purposes of the Securities Act, including whether the spin-off is pro rata to the stockholders of OSG.

In Staff Legal Bulletin No. 4 (“SLB 4”), the Staff explains that a spin-off will not constitute a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act if five conditions are met. The Company respectfully advises the Staff that those five conditions, including that shareholders of Overseas Shipholding Group, Inc. (“OSG”) have “the same proportionate interest in the parent and the subsidiary both before and after the spin-off,” are satisfied by OSG’s spin-off of its equity interests in the Company.

Background

OSG issued equity securities, its Class A common stock and warrants, through a rights offering to recapitalize itself upon its emergence from bankruptcy. In addition, as part of its plan of reorganization, OSG issued equity securities, its Class B common stock and warrants, to holders of its then-existing common stock that did not participate in the rights offering. Following its emergence from bankruptcy, OSG had outstanding two classes of common stock, Class A common stock and Class B common stock, and penny warrants (the “Warrants”) for the purchase of each. The Warrants were issued to maintain compliance with 46 U.S.C. sections 50501 and 55101 (commonly known as the “Jones Act”) and the U.S. vessel documentation laws set forth in 46 U.S.C. section 12101, which limit the percentage of the capital stock of companies engaged in transporting merchandise by water or by land and water either directly or via a foreign port between points in the United States and certain of its island territories and possessions that can be owned by non-U.S. citizens (as defined in the Jones Act) to 25%. To avoid violating that threshold, the amended and restated certificate of incorporation (the “Certificate of Incorporation”) and the amended and restated bylaws (the “Bylaws”) of OSG limit the percentage of non-U.S. citizens that can own its common stock to 23% of the outstanding amount. Non-U.S. citizens that would have otherwise received shares of Class A common stock or Class B common stock received warrants to the extent necessary to maintain compliance with OSG’s Bylaws and Certificate of Incorporation.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 3

The Warrants were designed to provide holders with an economic interest in OSG that is, to the greatest extent possible while maintaining compliance with the Jones Act, identical to that of holders of OSG’s common stock. OSG’s reporting to its securityholders is consistent with that approach; consistent with the economic reality of the Warrants, the shares of common stock underlying outstanding Warrants are included when calculating basic earnings per share. The terms of the Warrants are also consistent with that approach. The exercise price of the Warrants is nominal and can be paid only on a net share settled basis. The Warrants for purchase of Class B common stock required OSG to treat holders of shares of Class B common stock and Warrants equally with respect to payment of a special distribution of a portion of proceeds received by OSG as a result of its lawsuit against Proskauer Rose LLP, less certain costs and expenses.1 Consistent with the purpose of the Warrants, they require that U.S. citizens who acquire Warrants exercise them immediately and allow for exercises by non-U.S. citizens to the extent such exercise would not violate the thresholds set out in OSG’s Certificate of Incorporation and Bylaws. Anti-dilution provisions in the Warrants generally provide value to Warrant holders in connection with distributions made by OSG on its common stock that is intended to be approximately equivalent to that received by common stockholders. Additionally, the anti-dilution provisions require that:

If, at any time after the issuance of this Warrant but prior to the exercise hereof, [OSG] shall spin-off another Person, then [OSG] (a) shall issue to the Warrantholder a new warrant to purchase, at the Exercise Price, or convert its new warrant into, the number of shares of Capital Stock or other proprietary interest in the spin-off entity that the Warrantholder would have owned had the Warrantholder exercised this Warrant immediately prior to the consummation of such spin-off and (b) shall make provision therefor in the agreement, if any, relating to such spin-off. Such new warrant shall provide for rights and obligations which shall be as nearly equivalent as may be practicable to the rights and obligations provided for in this Warrant. Notwithstanding the two foregoing sentences, if any such spin-off shall relate to an entity that will not be subject to the Citizenship Rules or policies similar to the Citizenship Policies, then in connection with such spin-off the Board of Directors shall consider in good faith whether it is possible to issue to the Warrantholder shares of Capital Stock or other ownership interests directly in the name of such Warrantholder, and if the Board of Directors determines in its sole discretion that it would be possible to do so without creating a material adverse effect on such Warrantholders, then it will use reasonable efforts to provide for such direct issuance. The provisions of this Section 12(G)(a) (and any equivalent thereof in any such new warrant) shall apply to successive transactions. [emphasis added]

1 That special distribution was made and all shares of Class B common stock and Warrants to purchase Class B common stock were converted to Class A common stock and Warrants to purchase Class A common stock, respectively, earlier this year.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 4

Following the spin-off, the Company will not be subject to the foreign ownership restrictions of the Jones Act.

Analysis

SLB 4 states that a spin-off will not constitute a “sale” if the following five conditions are satisfied:

(1)	the parent shareholders do not provide consideration for the spun-off shares;

(2)	the spin-off is pro-rata to the parent shareholders;

(3)	the parent provides adequate information about the spin-off and the subsidiary to its shareholders;

(4)	the parent has a valid business purpose for the spin-off; and

(5)	if the parent spins-off “restricted securities,” it has held those securities for at least two years.

1. The parent shareholders do not provide consideration for the spun-off shares.

The holders of OSG’s common stock and Warrants will not provide any consideration for the spun-off shares of the Company. No shareholder vote is being required or sought in connection with the spin-off. Shares are being issued to Warrant holders in accordance with the anti-dilution provisions of the Warrants. As a result, no investors are making an investment decision in connection with the spin-off.

2. The spin-off is pro-rata to the parent shareholders.

The relative economic interest of each shareholder in OSG and the Company will not change as a result of the spin-off. As noted above, the Warrants replicate in all material respects the economic interest of shares of common stock of OSG. The exercise price of the Warrants is nominal. Because the Warrants can be exercised only on a net share settled basis, OSG does not receive any cash proceeds on exercise of a Warrant. Holders of Class B warrants had the same right to receive a special cash dividend as holders of shares of Class B common stock, and the Warrants include anti-dilution provisions designed to give Warrant holders value equivalent to any distributions made by OSG on its common stock. Consistent with the economic reality of the Warrants, OSG includes both its outstanding shares of common stock and the shares of common stock underlying the outstanding Warrants when calculating its basic earnings per share.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 5

The staff has previously recognized that issuing shares of a spun-off company to a warrant holder does not necessarily change the relative economic interest of equity holders of the parent. In a no-action letter issued to Nationwide Cellular Service, Inc. (avail. August 18, 1995), the applicant issued shares of a spun-off company to a warrant holder pursuant to the anti-dilution provisions of the warrant. Similarly to the approach proposed by OSG, the applicant transferred to the warrant holder the number of shares they would have received if the warrant was exercised immediately prior to the record date for the distribution. The applicant argued that, as is the case here, the economic reality was that the spin-off constituted a pro rata distribution. The staff allowed the spin-off to proceed without registration under the Securities Act.2

Failing to issue shares of the Company to holders of Warrants in the spin-off would have the effect of substantially changing the proportionate economic ownership of equity interests in the Company from that of OSG. Holders of Warrants would be effectively forced to cede value to holders of shares of OSG’s common stock The alternative of issuing immediately exercisable net share settled penny warrants for shares of common stock in the Company would result in the creation of an unnecessarily complex capital structure for the Company given that the Company will not be subject to the Jones Act ownership restrictions.

3. The parent provides adequate information about the spin-off and the subsidiary to its shareholders.

Prior to the spin-off, OSG will provide the Information Statement to its shareholders and Warrant holders. The Information Statement describes the spin-off and substantially complies with the disclosure requirements of Regulation 14A. Additionally, OSG currently reports the entirety of its operations as three business segments, including two business segments that will comprise the Company: “International Crude Tankers” and “International Product Carriers.” OSG’s Form 10-Ks and Form 10-Qs include a discussion of the results and business of each of these two segments comparable to what the Company will be required to provide under the Securities Exchange Act of 1934, as amended, following the spin-off.

4. The parent has a valid business purpose for the spin-off.

The business purposes for the spin-off is discussed on pages 8 and 44 of the Information Statement. As evidenced by our response to the third condition, the spin-off is not being conducted for the purpose of creating a market for the Company’s securities without providing adequate disclosure. The Company is not a development stage company and has substantial assets and operations.

2 In Nationwide Cellular, the Staff took the view that shares issued to the holder of warrants in the spin-off would be “restricted securities” within the meaning of Rule 144 under the Securities Act. Neither the request for a no-action letter nor the Staff’s response provides a rationale for that approach. In this case, we believe that shares of the Company issued to Warrant holders should not be treated as restricted securities. SLB 4, which was issued subsequent to Nationwide Cellular, states that securities issued in a spin-off that meets the five conditions discussed herein generally will not be treated restricted securities. We acknowledge that absent registration of resales under the Securities Act, affiliates of the Company would need to comply with all of the conditions of Rule 144 other than the holding period, or another exemption from registration under the Securities Act, in order to resell shares of the Company.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 6

5. If the parent spins-off “restricted securities,” it has held those securities for at least two years.

The Company has been a wholly-owned subsidiary of OSG since the Company was incorporated in 1999.

Exhibit 99.1

Summary, page 13

2.	Please provide a brief summary of OSG’s bankruptcy and recent emergence from bankruptcy in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Information Statement.

Overview, page 13

3.	We note your disclosure that through joint venture partnerships, you have ownership interests in four liquefied natural gas carriers and two floating storage and offloading service vessels. To the extent material, please disclose in your filing the terms of the joint venture agreements and file them as exhibits with your next amendment.

The Company respectfully advises the Staff that upon due consideration, the Company concluded that the joint venture agreements are not material and therefore not required to be described or filed as exhibits under Item 601(b)(10) of Regulation S-K. The Company does not control or operate any of the joint ventures. The dividend contribution from the joint venture operating the liquefied natural gas carriers (the “LNG JV”) was approximately $6 million for the year ended December 31, 2015, which is immaterial considering the Company’s income from vessel operations of $176 million for the year ended December 31, 2015. Furthermore, the LNG JV’s outstanding bank indebtedness is non-recourse to the Company. Although the dividend contribution, including repayment of advances, from the joint venture operating the floating storage and offloading services vessels (the “FSO JV”) was relatively higher at approximately $37.5 million for the year ended December 31, 2015, the service contracts for the FSO JV are scheduled to expire between July and September 2017 and are not expected to be renewed in the current form, as the existing offshore oil field operator is being replaced, and may not be renewed at all. Even if renewed, the terms of the agreements will be renegotiated with a new party and may not be comparable to the existing agreements. See “Risk Factors—Risks Related to Our Company—The contribution of the Company’s joint ventures to its profits and losses may fluctuate, which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows” in Amendment No. 1. While the Company guarantees 50% of the FSO JV’s bank loan, the total outstanding amount as of June 30, 2016 was $90 million, which renders the guaranteed amount insignificant, particularly when compared to the Company’s bank indebtedness of $538 million as of such date. Although the Company does not consider the joint venture agreements to be material for the reasons discussed above, in response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Information Statement to provide more details about the terms of the joint venture agreements.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 7

Strengths, page 14

4.	We note your disclosure on page 14 that your competitive strengths “enable [you] to consistently generate cash flows across market cycles.” Please revise to clarify such disclosure, given the disclosure in your table on page 53 that shows a history of decreasing annual shipping revenues, net losses, and net cash used in operating activities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 56 of the Information Statement.

Risk Factors, page 21

5.	We note your disclosure on page 43 that consideration should be given to various factors when reviewing forward-looking statements, including “the impact that a British exit from the E.U. might have on global trading parties.” However, we note that you have not provided related risk factor disclosure. Please advise as to whether this presents a material risk to you.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Information Statement to add a risk factor related to the British exit from the European Union.

Risks Related to Our Industry, page 21

OIN conducts its operations internationally, page 24

6.	We note your disclosure that labor rules and collective bargaining arrangements in non-U.S. jurisdictions have the potential to have a material adverse effect on your business. If material, please disclose here how many of your employees are subject to collective bargaining arrangements.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Information Statement to delete the reference to labor rules and collective bargaining arrangements in non-U.S. jurisdictions. The Company respectfully submits to the Staff that it does not view labor rules and collective bargaining arrangements in non-U.S. jurisdictions as a material risk to its International Flag fleet.

The Spin-Off, page 44

Purpose of the Spin-Off, page 44

7.	We note that the discussion of the factors that the OSG board considered related to the spin-off does not include a discussion of the alternative to merge OIN with another company. In that regard, we note Mr. Blackley’s statements during the earnings call on March 1, 2016 that OSG’s preference would be to merge OIN with another tanker company to provide a vehicle with significantly greater liquidity and scale as OIN is smaller than OSG would like it to be as a standalone. Please revise to address such considerations, or tell us why you do not believe such information is material.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 8

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 44 of the Information Statement. The Company respectfully advises the Staff that, in addition to the spin-off, OSG’s management and board of directors considered other available alternative transaction structures for separating OIN, including an M&A transaction. As the Staff noted, although OSG’s preference was to merge OIN with another tanker company, it has not yet identified an attractive transaction and therefore has decided to proceed with the spin-off. This is consistent with Mr. Blackley’s statement on the March 1, 2016 earnings call that if OSG is unable to merge with another international tanker company, it would seek to separate the OIN business by a spin-off. However, the Company remains opportunistic in considering potential merger possibilities. As Mr. Blackley stated during the earnings call on August 18, 2016, OSG is “not in discussions with any potential merger partners, and while [it] always remain[s] open to opportunities that will create value, [its] focus today is on separation [through a spin-off].”

Certain U.S. Federal Income Tax Consequences of the Distribution, page 47

8.	We note your disclosure on page 47 that “[t]his summary is for general information only” and “does not address all possible tax considerations that may be material . . . to a holder.” Please clarify, if true, that this section addresses the material tax consequences of the transaction. In addition, please revise the statement that the tax summary is “for general information only” to remove the implication that investors are not entitled to rely on the disclosure in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Information Statement.

Business, page 56

9.	Please expand your discussion regarding the six commercial pools in which you participate, including the size of each pool and the material terms of your pooling agreements, including how the revenues are allocated among the members of the pool and how your “fleet maintains full vetting approvals.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 56 of the Information Statement.

Strengths, page 56

Leading operator of International Flag vessels, page 56

Ms. Laura Nicholson
Securities and Exchange Commission, p. 9

10.	We note your disclosure that the weighted-average age (by carrying capacity) of your ships is eleven years. Please disclose the average age of ships that operate in your industry.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 56 of the Information Statement.

Strategy, page 57

Fleet Operations, page 58

Fleet Summary, page 58

11.	Please disclose the term of the agreements for your chartered-in vessels.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Information Statement.

Employees, page 61

12.	Please clarify the total number of employees you will have after the spin-off transaction.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Information Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

Results from Vessel Operations, page 77

13.	Please revise to quantify each of the underlying factors that contributed to material changes between periods. For example, in your discussion on changes in TCE revenues, you attribute the increase in 2015 to strengthening rates, offset by a decrease in revenue days from fewer chartered-in days, reduced participation in the Lightering business, and the sale of vessels. Please quantify the amount of each of the factors here and throughout your results of operations section. See Item 303(a)(3)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 77 through 84 of the Information Statement.

International Crude Tankers, page 81

14.	We note the presentation of “Income/(loss) from vessel operations” in the table provided. This total appears to represent the “adjusted income/(loss) from vessel operations” measure presented in your segment footnote to the financial statements, and not the GAAP measure presented on the income statement. Please revise your presentation or label the total as “adjusted”. Also in this regard, it appears that note (a) to this table is not associated with Average daily TCE rates. Please revise.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 10

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Information Statement.

Certain Relationships and Transactions with Related Persons, Affiliates and Affiliated Entities, page 104

Relationship with OSG, page 104

15.	Please disclose the material terms of your transition services agreements.

The Company respectfully advises the Staff that the terms of the transition services agreements are currently under discussion and the Company plans to disclose the material terms in a subsequent amendment to the Registration Statement when they are finalized.

Limitations on Liability and Indemnification of Officers and Directors, page 107

16.	We note your disclosure that your Amended and Restated Articles of Incorporation limit the liability of your directors to the fullest extent permitted by the Republic of the Marshall Islands Business Corporations Act (BCA), and requires that you will provide them with customary indemnification. Please revise to provide a description of limitations of liability permitted by the BCA, and to provide a description of the indemnification provisions in your articles of incorporation.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Information Statement to add a description of limitations of liability permitted by the BCA. The Company respectfully advises the Staff that the Company has not yet adopted the Amended and Restated Articles of Incorporation, and plans to provide a description of the indemnification provisions in the Amended and Restated Articles of Incorporation in a subsequent amendment to the Registration Statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 11

Please direct any comments or questions regarding the Registration Statement or this letter to the undersigned at (212) 225-2864 or Marc B. Rotter at (212) 225-2099.

Very truly yours,

By:	/s/ Jeffrey D. Karpf, Esq.
Jeffrey D. Karpf, Esq.

cc:	Ian T. Blackley

OSG International, Inc.

James D. Small, Esq.

Overseas Shipholding Group, Inc.

Alison McNerney

PricewaterhouseCoopers LLP